Exhibit 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges (1)

	Year Ended December 31
Dollars in millions	2008		2007		2006		2005		2004
Earnings
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$1,063		$1,806		$3,913		$1,962		$1,745
Add:
Distributed income of equity investees	157		124		20
Fixed charges excluding interest on deposits	1,076		1,267		841		662		357
Less:
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	122		101		33		20		10

Earnings excluding interest on deposits	2,174		3,096		4,741		2,604		2,092
Interest on deposits	1,485		2,053		1,590		981		484

Total earnings	$3,659		$5,149		$6,331		$3,585		$2,576

Fixed charges
Interest on borrowed funds	$1,004		$1,197		$777		$599		$298
Interest component of rentals	71		69		64		63		58
Amortization of notes and debentures	1		1						1
Distributions on mandatorily redeemable capital securities of subsidiary trusts

Fixed charges excluding interest on deposits	1,076		1,267		841		662		357
Interest on deposits	1,485		2,053		1,590		981		484

Total fixed charges	$2,561		$3,320		$2,431		$1,643		$841

Ratio of earnings to fixed charges
Excluding interest on deposits	2.02	x	2.44	x	5.64	x	3.93	x	5.86	x
Including interest on deposits	1.43		1.55		2.60		2.18		3.06

(1)	As defined in Item 503(d) of Regulation S-K.